FORM 4
                                                                                                    --------------------------------
[X] CHECK THIS BOX IF NO LONGER                                                                              OMB APPROVAL
    SUBJECT TO SECTION 16. FORM 4 OR                                                                --------------------------------
    FORM 5 OBLIGATIONS MAY CONTINUE.                                                                OMB NUMBER:           3235-0287
    SEE INSTRUCTION 1(b).                                                                           EXPIRES:      DECEMBER 31, 2001
    (PRINT OR TYPE RESPONSES)                                                                       ESTIMATED AVERAGE BURDEN
                                                                                                    HOURS PER RESPONSE..........0.5
                                                                                                    --------------------------------
                                           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                        WASHINGTON, D.C. 20549

                                             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
   Winokur, Herbert S., Jr.                 The WMF Group, Ltd. (WMFG)                         (Check(s) all applicable)
--------------------------------------------------------------------------------------------
   (Last)   (First)   (Middle)           3. IRS or Social   4. Statement for Month/Year       [X] Director  [X] 10% Owner
                                            Security Number    June / 2000                    [ ]Officer    [ ]Other
                                            of Reporting                                         (give title   (specify below)
    30 East Elm Street                      Person                                                below)
---------------------------------------     (Voluntary)
        (Street)
                                                                                                  ----------------------------
------------------------------------------------------------------------------------------------------------------------------------
    Greenwich  CT       06830                               5. If Amendment,    7. Individual or Joint/Group Filing
---------------------------------------                        Date of Original    (Check Applicable Line)
   (City)   (State)     (Zip)                                  (Month/Year)
                                                                                   [ ] Form filed by One Reporting Person
                                                                                   [X] Form filed by More than One Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
                          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Trans-   3. Trans-     4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   (Instr.3)             action      action Code   or Disposed of (D)                Securities       Direct (D) or       Indirect
                         Date        (Instr. 8)    (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
                                                                                     Owned at End of  (Instr. 4)          Ownership
                         (Month/                                                     Month                                (Instr. 4)
                         Day/Year)
                                     Code             Amount      (A) or (D) Price (Instr. 3 and 4)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
 $0.01 per share (1)     6/23/00      U               163,533         D      $8.90       00             N.A.                N.A.
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
 $0.01 per share (2)     6/23/00      U             1,730,532         D      $8.90       00             N.A.                N.A.
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
 $0.01 per share (3)     6/23/00      U                 5,000         D      $8.90       00             N.A.                N.A.
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
 $0.01 per share (4)     6/23/00      U                 5,000         D      $8.90       00             N.A.                N.A.
-----------------------------------------------------------------------------------------------------------------------------------

* If the form is filed by more than one reporting person, See Instruction 4(b)(v).                                   SEC 1474 (7/96)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------------
1. Title of    2. Conversion  3. Transaction     4. Transaction  5. Number of
   Derivative     or Exercise    Date               Code            Derivative
   Security       Price of       (Month/            (Instr. 8)      Securities
   (Instr. 3)     Derivative     Day/                               Acquired (A)
                  Security       Year)                              or Disposed
                                                                    of (D)
                                                --------------------------------------
                                                      Code         (A)      (D)
--------------------------------------------------------------------------------------
Options to Acquire
Common Stock (5)      (5)           6/23/00            U                   5,000
--------------------------------------------------------------------------------------
Options to Acquire
Common Stock (6)      (6)           6/23/00            U                   5,000
--------------------------------------------------------------------------------------
Options to Acquire
Common Stock (7)      (7)           6/23/00            J(7)                5,000
--------------------------------------------------------------------------------------


FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                                        Owned at        Direct (D) or     (Instr. 4)
                                                             End of          Indirect (I)
                                                             Month           (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
----------------------------------------------------------------------------------------------------------
6/30/00    12/31/2009 Common      5,000         (5)               00             N.A.              N.A.
                      Stock
----------------------------------------------------------------------------------------------------------
6/30/99    12/31/2008 Common      5,000         (6)               00             N.A.              N.A.
                      Stock
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
6/08/98    12/08/2007 Common      5,000         (7)               00             N.A.              N.A.
                      Stock
----------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1) Securities disposed of by Capricorn Holdings, Inc. (formerly Winokur Holdings, Inc.) pursuant to the tender offer by Prudential Mortgage Capital Acquisition Corp. (the "Tender Offer") to purchase for cash all of the issued and outstanding shares, $.01 par value per share (the "Common Stock"), of The WMF Group, Ltd. (the "Company"). The Tender Offer was consummated on June 23, 2000. Mr. Winokur is the President and sole shareholder of Capricorn Holdings, Inc., and may have been deemed to have had a beneficial interest in the securities owned by Capricorn Holdings, Inc. After the consummation of the Tender Offer, Capricorn Holdings, Inc. is no longer a beneficial owner, directly or indirectly, of any Common Stock of the Company.

(2) Securities disposed of by Capricorn Investors II, L.P. ("Capricorn II") pursuant to the Tender Offer. Mr. Winokur may have been deemed to have had a beneficial interest in the securities owned by Capricorn II through Winokur Family Investors, LLC ("WFI"). WFI has limited partnership interests in Capricorn II and membership interests in Capricorn Holdings, LLC, the general partner of Capricorn II. WFI is controlled by Mr. Winokur and owned by Mr. Winokur and members of his immediate family. Mr. Winokur is the Manager of Capricorn Holdings, LLC. After the consummation of the Tender Offer, Capricorn II is no longer a beneficial owner, directly or indirectly, of any Common Stock of the Company.

(3) Securities disposed of by a revocable trust ("Family Trust A") pursuant to the Tender Offer. Mr. Winokur is the special trustee of, and may be deemed to have had a beneficial interest in the securities owned by, Family Trust A. Mr. Winokur has sole and exclusive investment authority over the assets of Family Trust A. After the consummation of the Tender Offer, Family Trust A is no longer a beneficial owner, directly or indirectly, of any Common Stock of the Company.

(4) Securities disposed of by a revocable trust ("Family Trust B") pursuant to the Tender Offer. Mr. Winokur is the special trustee of, and may be deemed to have had a beneficial interest in the securities owned by, Family Trust B. Mr. Winokur has sole and exclusive investment authority over the assets of Family Trust B. After the consummation of the Tender Offer, Family Trust B is no longer a beneficial owner, directly or indirectly, of any Common Stock of the Company.

(5) Securities disposed of by Capricorn II pursuant to the Tender Offer for a purchase price of $8.90 per share less the exercise price per share described below. Options to acquire 5,000 shares of Common Stock (the "Option Shares") were granted to Capricorn II on December 31, 1999 (the "1999 Option"). The 1999 Option was exercisable commencing on June 30, 2000, at a price per share equal to the fair market value of the Option Shares on December 31, 1999.

(6) Securities disposed of by Capricorn II pursuant to the Tender Offer for a purchase price of $8.90 per share less the exercise price per share described below. Options to acquire Option Shares were granted to Capricorn II on December 31, 1998 (the "1998 Option"). The 1998 Option was exercisable commencing on June 30, 1999, at a price per share equal to the fair market value of the Option Shares on December 31, 1998.

(7) Securities cancelled by Capricorn II in connection with the Tender Offer. Options to acquire Option Shares were granted to Capricorn II on December 8, 1997 (the "1997 Option"). The 1997 Option was exercisable commencing on June 8, 1998, at a price per share equal to the fair market value of the Option Shares on December 8, 1997.

                                                                                    /s/ HERBERT S. WINOKUR, JR.      July 10, 2000
**Intentional misstatements or omissions of facts constitute                       ----------------------------
Federal Criminal Violations.                                                        Herbert S. Winokur, Jr.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


  Note: File three copies of this Form, one of which must be manually signed.       Capricorn Investors II, L.P.     July 10, 2000

                                                                                    By: Capricorn Holdings, LLC
Potential persons who are to respond to the collection of
information contained in this form are not                                          /s/ HERBERT S. WINOKUR, JR.
required to respond unless the form displays a currently valid OMB Number.          ----------------------------
                                                                                    Herbert S. Winokur, Jr.
                                                                                    Title:  Manager

                                                                                    Capricorn Holdings, Inc.         July 10, 2000

                                                                                    /s/ HERBERT S. WINOKUR, JR.
                                                                                    ---------------------------
                                                                                    Herbert S. Winokur, Jr.
                                                                                    Title:  President

                FORM 4 - ADDITIONAL REPORTING PERSON INFORMATION

1.       Name and Address of Additional Reporting Persons:

         Capricorn Investors II, L.P.
         30 East Elm Street
         Greenwich, Connecticut  06830

         Capricorn Holdings, Inc.
         30 East Elm Street
         Greenwich, Connecticut  06830